UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hydra Industries Acquisition Corporation

File No. 001-36689 - CF#34487

Inspired Entertainment, Inc. (successor to Hydra Industries Acquisition Corporation) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2016, as amended May 3, 2017.

Based on representations by Inspired Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through November 10, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary